601 Carlson Parkway Suite 600 Minnetonka, MN 55305 onebeacon.com

May 11, 2011

By EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 001-33128

Dear Mr. Rosenberg:

I refer to your letter dated April 13, 2011 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page F-47

1.                          You disclose that substantially all of your net written premiums are derived from business produced in the United States and that the majority of your worldwide operations are taxed in the United States. However, you also disclose that the non-U.S. component of your pretax income was $77.3 million in 2010, $81.4 million in 2009 and $82.3 million in 2008, which appears to be subject to little or no tax.  Please provide us revised disclosure to be included in future periodic filings that discusses the business activities related to your non-U.S. income, the foreign domiciles where your non-U.S. income was recognized for tax purposes, and the effective rate from domestic and foreign operations for each year presented.

Response to Comment 1:

We will comply with your request by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate.  An example of this disclosure, which has been edited from the disclosure contained on pages F-46 through F-51 of our December 31, 2010 Form 10-K, has been included as Appendix A of this letter.

Comment 2:

2.                          Please provide us revised disclosure to be included in future periodic filings regarding your analysis of income tax expense in MD&A to explain and quantify each factor, impacting U.S. and non-U.S. income, which decreased the effective income tax rate from 24.7% in 2009 to 6.7% in 2010.

Response to Comment 2:

We will comply with your request by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate.  An example of this disclosure, which has been edited from the disclosure contained on pages 52 and 53 of our December 31, 2010 Form 10-K, has been included as Appendix B of this letter.

Comment 3:

Note 17. Commitments and Contingencies

Legal Contingencies, page F-79

3.                          You assert that none of the litigation/arbitration, routinely encountered in your claims activity, is expected to have a material adverse effect on your financial condition and/or cash flows.  Please tell us how this disclosure meets the requirements in ASC 450-20-50 (paragraphs 50-3 through 50-8).

Response to Comment 3:

We propose to revise the disclosure in our future Form 10-K and 10-Q filings where appropriate to clarify our exposure to legal contingencies in order to better demonstrate how we meet the requirements in ASC 450-20-50.  An example of this disclosure is included as Appendix C of this letter.

Please do not hesitate to call me at (952) 852-6020 should you have any questions on our responses.

Sincerely,

/s/ Paul H. McDonough
Paul H. McDonough
Chief Financial Officer

cc:	T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.
Jane E. Freedman, Secretary and Associate General Counsel, OneBeacon Insurance Group, Ltd.
Frank Wyman, Staff Accountant, Securities and Exchange Commission
Don Abbott, Senior Staff Accountant, Securities and Exchange Commission

Appendix A

Comment #1

NOTE 7. Income Taxes

OneBeacon and its ~~is domiciled in~~ Bermuda-domiciled subsidiaries are not subject to Bermuda income tax under current Bermuda law.  In the event there is a change in the current law such that taxes are imposed, OneBeacon and its Bermuda-domiciled subsidiaries would be exempt from such tax until March 28, 2016 pursuant to the Bermuda Exempted Undertakings Act of 1966.  OneBeacon also has subsidiaries that operate in Gibraltar, Luxembourg and the United States. U.S. operations are financed with a combination of debt and equity, and interest income on intercompany debt currently accounts for substantially all of the non-U.S. income.  ~~and has subsidiaries domiciled in several countries. The majority of the Company’s worldwide operations are taxed in the United States. Income earned or losses incurred by non-U.S. companies will generally be subject to an overall effective tax rate lower than that imposed by the United States.~~

OneBeacon’s U.S. subsidiaries join in the filing of a federal consolidated tax return. The consolidated parent is OneBeacon U.S. Financial Services, Inc. (“OBFS”). For all years, the companies included within the U.S. consolidated tax return are parties to a tax sharing agreement which provides that each company pays the amount of income taxes or estimated tax or receives refunds that it would have to make or be entitled to if it filed its own separate tax return. As a result, certain companies have made payments, and received refunds from the consolidated parent that are different than amounts payable to the Internal Revenue Service (“IRS”). The companies that are domiciled outside of the United States file separate returns for the appropriate jurisdictions.

The total income tax (expense) benefit for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year ended December 31,
	2010	2009	2008
	($ in millions)
Current tax benefit (expense):
Federal	$49.2	$(29.8)	$5.8
State	(1.0)	(1.0)	(1.2)
Non-U.S.	(0.4)	(0.5)	(0.5)
Total current tax benefit (expense)	47.8	(31.3)	4.1
Deferred tax (expense) benefit:
Federal	(56.4)	(81.5)	215.5
State	—	—	—
Non-U.S.	—	—	—
Total deferred tax (expense) benefit	(56.4)	(81.5)	215.5
Total income tax (expense) benefit	$(8.6)	$(112.8)	$219.6

A reconciliation of taxes calculated using the 35% U.S. statutory rate (the tax rate at which the majority of OneBeacon’s worldwide operations are taxed) to the income tax (expense) benefit on pre-tax earnings follows:

	Year ended December 31,
	2010	2009	2008
	($ in millions)
Tax (expense) benefit at the U.S. statutory rate	$(44.9)	$(159.9)	$210.2
Differences in taxes resulting from:
Non-U.S. earnings, net of foreign taxes	29.0	25.5	155.7
Tax reserve adjustments	(1.6)	13.2	(2.4)
Tax exempt interest and dividends	1.8	1.6	3.6
Change in valuation allowance	3.6	7.7	(130.5)
Sale of subsidiaries	4.3	—	—
Non-deductible preferred stock dividends and accretion	—	—	(11.7)
Withholding tax	—	—	(1.5)
Other, net	(0.8)	(0.9)	(3.8)
Total income tax (expense) benefit on pre-tax earnings	$(8.6)	$(112.8)	$219.6

The non-U.S. component of pre-tax income, which as described above primarily relates to interest income, was $77.3 million, $81.4 million and $82.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.  The income tax (expense) benefit related to pre-tax income (loss) for the years ended December 31 2010, 2009 and 2008 represented net effective tax rates of 6.7%, 24.7% and (36.6)%, respectively.  The effective tax rate on non-U.S. income was 0.5%, 0.4% and 2.1%, respectively, and the effective tax rate on U.S. income was 16.2%, 29.9% and (32.3)%, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. An outline of the significant components of OneBeacon’s deferred tax assets and liabilities follows:

	December 31,
	2010	2009
	($ in millions)
Deferred income tax assets related to:
Non-U.S. net operating loss carryforwards	$304.2	$328.1
Discounting of loss and LAE reserves	81.8	96.9
Unearned premiums	35.3	66.8
U.S. net operating loss and tax credit carryforwards	20.4	42.5
Compensation and bonus accruals	22.0	28.4
Investment basis differences	15.2	22.7
Deferred compensation plans	10.8	15.3
Accrued rent	5.0	3.1
Fixed assets	4.3	5.5
Allowance for doubtful accounts	1.4	2.2
Other accrued compensation	1.3	1.6
Pension and benefit accruals	0.5	4.1
Involuntary pool and guaranty fund accruals	0.2	2.0
Other items	5.1	9.1
Total gross deferred income tax assets	507.5	628.3
Less valuation allowance	(310.4)	(340.2)
Total net deferred income tax assets	197.1	288.1
Deferred income tax liabilities related to:
Deferred acquisition costs	40.1	75.1
Net unrealized investment gains	50.0	50.3
Other items	5.8	1.6
Total deferred income tax liabilities	95.9	127.0
Net deferred tax asset	$101.2	$161.1

OneBeacon’s deferred tax assets are net of federal and non-U.S. valuation allowances and, to the extent they relate to non-U.S. jurisdictions, they are shown at year-end exchange rates. Of the $310.4 million valuation allowance at December 31, 2010, $304.2 million relates to deferred tax assets on net operating losses (“NOLs”) in Luxembourg subsidiaries that are not expected to have significant income in the future and $6.2 million relates to deferred tax assets of Houston General Insurance Exchange, which files its own tax return. At December 31, 2009, the valuation allowance was $340.2 million of which $328.1 million related to deferred tax assets on NOLs in Luxembourg and $12.1 million related to deferred tax assets of the reciprocals. The change in the valuation allowance relates primarily to changes in foreign exchange rates.

OneBeacon believes that, based upon its prior earnings history, expected future earnings and capacity for carry-back of losses, it is more likely than not that the deferred tax asset balances (net of valuation allowance) carried at December 31, 2010 and 2009 will be realized.

Net operating loss carryforwards as of December 31, 2010 and the expiration dates are as follows:

	December 31, 2010
	United States	Luxembourg	Total
	($ in millions)
2011	$5.2	$—	$5.2
From years 2012 to 2016	—	—	—
From years 2017 to 2021	0.4	—	0.4
From years 2022 to 2030	49.3	—	49.3
No expiration date	—	1,056.1	1,056.1
Totals	$54.9	$1,056.1	$1,111.0

OneBeacon does not anticipate future taxable income in Luxembourg. Therefore, OneBeacon does not believe that it is more likely than not that these losses will be realized and has recorded a full valuation allowance against the tax benefits associated with these NOLs. These losses primarily relate to tax deductible write-downs of investments in U.S. subsidiaries held by Luxembourg subsidiaries in 2008 and 2007. Effective January 1, 2011, the Luxembourg statutory tax rate increased from 28.59% to 28.80%.

At December 31, 2010, there were U.S. net operating loss carryforwards of approximately $54.9 million, which begin to expire in 2011. Included in these tax losses are losses of $5.9 million subject to an annual limitation on utilization under Internal Revenue Code Section 382. Also included in these losses are NOLs of $15.6 million related to Houston General Insurance Exchange, a reciprocal, which files its own tax return. In addition, at December 31, 2010, OBFS had alternative minimum tax credit carryovers of $1.4 million, which do not expire.

Under ASC 740, recognition of the benefit of a given tax position is based upon whether or not a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more-likely-than-not recognition threshold, OneBeacon must presume that the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Permanent differences(1)	Temporary differences(2)	Interest and penalties(3)	Total
	($ in millions)
January 1, 2008	$51.8	$6.1	$4.5	$62.4
Changes in prior year tax positions	—	2.2	2.4	4.6
Tax positions taken during the current year	—	—	—	—
Lapse in statute of limitations	—	—	—	—
Settlements with tax authorities	—	—	—	—
December 31, 2008	$51.8	$8.3	$6.9	$67.0
Changes in prior year tax positions	5.1	43.9	2.8	51.8
Tax positions taken during the current year	—	12.7	—	12.7
Lapse in statute of limitations	(1.0)	—	(0.2)	(1.2)
Settlements with tax authorities	(48.3)	2.2	(6.4)	(52.5)
December 31, 2009	$7.6	$67.1	$3.1	$77.8
Changes in prior year tax positions	—	(8.6)	1.6	(7.0)
Tax positions taken during the current year	—	—	—	—
Lapse in statute of limitations	—	—	—	—
Settlements with tax authorities	—	—	—	—
December 31, 2010	$7.6	$58.5	$4.7	$70.8

(1)                                Represents the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate.

(2)                                Represents the amount of unrecognized tax benefits that, if recognized would create a temporary difference between the reported amount of an item in OneBeacon’s Consolidated Balance Sheet and its tax basis.

(3)                                Net of tax benefit.

If recognized, $12.3 million (tax plus interest and penalties) would be recorded as a reduction to income tax expense. Also included in the balance at December 31, 2010 are $58.5 million of tax positions for which ultimate deductibility is highly certain but the timing of deductibility is uncertain. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. On November 18, 2009, the IRS released a coordinated issue paper outlining their position with respect to loss reserves. The vast majority of the increase during 2009 in additional liability for the current and prior years relates to deductions for loss reserves in which the timing of the deductions is uncertain.

OneBeacon classifies all interest and penalties on unrecognized tax benefits as part of income tax expense. During the years ended December 31, 2010, 2009 and 2008, OneBeacon recognized $1.6 million, $(3.8) million and $2.4 million, respectively, in interest expense (benefit), net of federal benefit. The balance of accrued interest at December 31, 2010 and 2009 is $4.7 million and $3.1 million, respectively, net of any tax benefit.

With few exceptions, OneBeacon is no longer subject to U.S. federal, state or non-U.S. income tax examinations by tax authorities for years before 2005. On October 14, 2009, a settlement was reached with the IRS on the 2003 and 2004 federal tax examination, which resulted in an assessment of $24.9 million of additional tax, or a total assessment of $51.7 million including interest, withholding tax and utilization of tax credits. OneBeacon’s overall liability for tax assessments for 2003 and 2004 was limited due to the Tax Make Whole Arrangements with White Mountains, which fixed the liability for these items at the amount recorded on OneBeacon’s books. OneBeacon recorded a tax benefit in the statement of operations of $15.5 million offset by a capital distribution of $8.4 million, reflected in common shareholders’ equity, which resulted in a net increase to book value of $7.1 million in the fourth quarter of 2009 from the settlement of the 2003 and 2004 tax examination.

In October 2008, the IRS commenced examination of OneBeacon’s U.S. income tax returns for 2005 and 2006. On January 5, 2011, OneBeacon received a revised Form 4549-A (Income Tax Discrepancy Adjustments) from the IRS relating to the examination of tax years 2005 and 2006. The estimated total assessment, including interest and utilization of alternative minimum and foreign tax credit carryovers, is $18.7 million. OneBeacon disagrees with the adjustments proposed by the IRS and intends to defend its position. The timing of the resolution of these issues is uncertain, however, it is reasonably possible that the resolution could occur within the next twelve months. An estimate of the range of potential outcomes cannot be made at this time. When ultimately settled, OneBeacon does not expect the resolution of this examination to result in a material change to its financial position.

The IRS is also examining the U.S. income tax return filed by WM Belvaux S.à.r.l., a Luxembourg company. Due to the uncertainty of the outcome of this on-going IRS examination, OneBeacon cannot estimate the range of reasonably possible changes to its unrecognized tax benefits at this time. However, OneBeacon does not expect to receive any adjustments that would result in a material change to its financial position.

Net cash (refunds) payments for federal, state and non-U.S. income taxes, including tax sharing payments to related companies, totaled $(56.5) million, $5.6 million and $61.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Appendix B

Comment #2

Excerpt from Consolidated Results—Year ended December 31, 2010 versus year ended December 31, 2009

Our income tax expense related to pre-tax income for the years ended December 31, 2010 and 2009 represented net effective tax rates of 6.7% and 24.7%, respectively. The effective tax rate for the year ended December 31, 2010 was lower than the U.S. statutory rate of 35% due to income generated in jurisdictions other than the United States, principally representing interest income taxed in a jurisdiction with a lower effective tax rate, and recognition of a deferred tax asset for a higher tax basis and deconsolidation of the companies sold as part of the Personal Lines Transaction, partially offset by an increase in the valuation allowance for insurance reciprocals. The effective tax rate for the year ended December 31, 2009 was lower than the U.S. statutory rate of 35% primarily due to income generated in jurisdictions other than the United States, principally representing interest income taxed in a jurisdiction with a lower effective tax rate, and the settlement of federal income tax audits for 2003 and 2004. For the years ended December 31, 2010 and 2009, the effective tax rate on non-U.S. income was 0.5% and 0.4%, respectively, and the effective rate on U.S. income was 16.2% and 29.9%, respectively. See Note 7 — “Income Taxes” of the accompanying consolidated financial statements.

Appendix C

Comment #3

NOTE 17. Commitments and Contingencies

Legal Contingencies

OneBeacon, and the insurance industry in general, is subject to claims related litigation and arbitration in the normal course of business as well as non-claims related litigation and arbitration. In evaluating OneBeacon’s exposure to litigation and arbitration, management considers the requirements of ASC 450.  ASC 450 requires that accruals be established for litigation and arbitration if it is probable that a loss has been incurred and it can be reasonably estimated.  ASC 450 also requires that litigation and arbitration be disclosed if it is probable that a loss has been incurred and if there is a reasonable possibility that a loss may have been incurred.

OneBeacon is subject to routine claims related litigation and arbitration. OneBeacon’s estimates of the costs of settling matters routinely encountered in claims activity are reflected in the reserves for unpaid loss and LAE. See Note 3. Management does not believe that the ultimate outcome of such matters will have a material adverse effect on OneBeacon’s financial condition. However, adverse outcomes are possible and could negatively impact OneBeacon’s financial condition.

OneBeacon is also subject to non-claims related litigation and arbitration in the normal course of business that do not arise from, or directly relate to, claims activity. OneBeacon is not a party to any material non-claims litigation or arbitration ~~other than as routinely encountered in claims activity. , none of which is expected by management to have a material adverse effect on OneBeacon’s financial condition and/or cash flows~~.